UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
March 23, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On March 17, 2010, Asarco LLC (“Asarco”), a copper mining, smelting and refining company based in Tucson, Arizona, United States, filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against the Company and the Company’s wholly owned subsidiary, Sterlite (USA), Inc. (“Sterlite USA”), alleging that the Company and Sterlite USA had breached the previously signed agreement to acquire substantially all the operating assets of Asarco dated May 30, 2008 (the “30 May 2008 agreement”) by, among other things, refusing to pay the U.S.$2.6 billion purchase price as allegedly required by the 30 May 2008 agreement and refusing to assume the liabilities and contractual obligations as allegedly required by the 30 May 2008 agreement. Asarco is seeking to recover from the Company and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco’s complaint does not currently specify a quantum of damages suffered by Asarco. Both the Company and Sterlite USA intend to defend this matter vigorously.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 23, 2010

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer